

February 22, 2010

Room 4631

Steven F. Nicola
Chief Financial Officer
Matthews International Corporation
Two Northshore Center
Pittsburgh, PA 15212

> **Re:** **Matthews International Corporation**
> **Form 10-K for the fiscal year ended September 30, 2009**
> **Definitive Proxy filed January 15, 2010**
> **File No. 000-09115**

Dear Mr. Nicola:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2009

Liquidity and Capital Resources, page 24

1. You state on page 11 in your risk factors that you enter into contracts with several large customers, which can obligate you to sell products at contracted prices for extended periods of time and may limit your ability to increase prices in response to raw material prices increases. Please revise your disclosure, in future filings, to discuss these contracts, quantify the amount of sales received and costs incurred related to these contracts and the impact, if any, these contracts have had or will have on liquidity and operations. Further revise your commodity price risk

disclosure on page 32 to address these contracts, your risks associated with them and how you mitigate the risks of these contracts.

2. You disclose on page 21 that your selling and administrative costs were higher as a result of unusual charges of $7.5 million in 2009. Further explain the nature of these "unusual" charges and why you believe these charges are not likely to reoccur. Your response and revised disclosure should also address the increase in bad debt expense in the casket segment and increased write offs during 2009.

3. We note your disclosure in the last paragraph on page 25 and the first two paragraphs on page 26 that certain of your subsidiaries have credit facilities with European banks and Italian banks. Please tell us what consideration you have given to publicly filing the agreements underlying these credit facilities.

Note 7 - Long-term Debt, page 46

4. We note that you have a significant debt level and have discussed your required financial covenants on pages 25 and 46. However, you have not provided an affirmative statement of whether or not you have passed these covenants. In future filings, please disclose if you were in compliance with such covenants during the periods presented. In addition, please revise future filings to present, for your most significant covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted. Such presentation will allow an investor to easily understand your current status in meeting your financial covenants. Such disclosure should only be excluded if you believe that the likelihood of default is remote. Refer to Section 501.03 of the Financial Reporting Codification for guidance.

Note 11. Pension and Other Postretirement plans, page 53

5. On page 53, you disclose that your plan maintains a substantial portion of its assets in equity securities and recent market declines could affect the fair value of your pension assets. Given the significance of your pension assets as well as the impact of pension funding on your overall liquidity, please revise future filings to include a more specific and comprehensive discussion of the current and expected future impact of the market conditions on each of the significant estimates and assumptions used in your determination of benefit obligations, costs and funding requirements. In this regard, please include a sensitivity analysis related to each of your significant assumptions based upon reasonably likely changes. Further explain to us the nature of the valuation adjustment made during 2009 to your benefit obligation of $6.3 million and fair value of plan assets of $6.0 million. Similar revisions should be made to your critical accounting policy disclosure. Refer to FRC 501.14.

Steven F. Nicola
Matthews International Corporation
February 22, 2010
Page 3

Exhibits 10.1, 10.2, 10.3 and 10.4

6. We note that the Loan Agreement governing the credit facility and corresponding amendments to the Loan Agreement either do not contain all of the schedules and/or exhibits or contain incomplete copies of the schedules and exhibits. Please file a complete copy of each agreement, including all schedules and exhibits, with your next Exchange Act report.

Definitive Proxy Statement on Schedule 14A

Stock Ownership, page 11
Stock Ownership Guidelines, page 12 and page 20

7. In future filings, please disclose the current status of your directors' and named executive officers' performance with respect to satisfying their applicable stock ownership guidelines.

Compensation Discussion and Analysis, page 13
Compensation Philosophy, page 13

8. We note your disclosure in the first paragraph on page 15. You state that while the company targets similar companies in the industrial/manufacturing industry, the company does not use a set of companies for comparison when developing compensation levels. With a view towards disclosure in future filings, please tell us more about how the committee used this information in connection with the compensation decisions that were made for the named executive officers for 2009. For example, how did the committee determine the medians used for base salary determinations and restricted shares awards for 2009?   Please note that the use of survey data about compensation practices at other companies in connection with the process of setting compensation for your named executive officers constitutes benchmarking for purposes of Item 402(b)(2)(xiv) of Regulation S-K. Please refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of the Compliance and Disclosure Interpretations of the staff of the Division of Corporation Finance concerning Item 402 of Regulation S-K, which can be found on our website.

Base Salaries, page 15

9. We note your disclosure that "[a]ctual base salaries of all of the NEOs are currently below their respective "mid-points", except for Mr. Schwarz, who is paid is excess of his relative "mid-point"." With a view towards future disclosure, please tell us where the 2009 base salary for each named executive officer fell with respect to the targeted median (i.e., what were the actual percentiles of the 2009 salaries relative to the targeted medians?).

10. With respect to the annual individual performance evaluations of your named executive officers, we note your disclosure that "[a]n overall score is assessed to each individual from these evaluations and is an important element in determining annual adjustments to base salaries." With a view towards future disclosure, please tell us what impact these evaluations had on the 2009 base salary adjustment received by each named executive officer. In this regard, we note, for example, that Mr. Bartolacci's reported base salary increased by $76,577, or approximately 15%.

Potential Payments upon Termination or Change in Control, page 28

11. In future filings, for each named executive officer please add to the table showing the benefits that would have been received a new row that shows the total of the amounts in the various columns.

     As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854, Al Pavot, Senior Accountant, at (202) 551-3738 or me at (202) 551-3355. You may direct questions on other comments and disclosure issues to Chambre Malone, Attorney, at (202) 551-3262 or Dieter King, Attorney, at (202)551-3338.

Sincerely,

Terence O'Brien
Accounting Branch Chief